This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES AN
ADDITION TO THE EXECUTIVE MANAGEMENT TEAM
AND RECENT MANAGEMENT CHANGES

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 18, 2019 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an addition to the executive management team and recent management appointments.
EXECUTIVE MANAGEMENT ADDITION

Following a robust executive search, the Company is very pleased to announce that Geoffrey (Geoff) Probert has accepted an offer to join the Company as Vice President and Chief Operating Officer based in the London office. Geoff has over 30 years of operational experience with an upstream career incorporating senior and executive roles around the globe with Shell, BHP Billiton and more recently as North Africa Managing Director for Petroceltic with operations in Egypt and Algeria. Geoff holds a degree in Chemical Engineering and a Masters degree in Petroleum Engineering from Heriot Watt University and is a recognised expert in field appraisal, field development, field rehabilitation operations and exploration drilling as well as having extensive experience in international mergers and acquisitions.
Mr. Randy Neely, President and CEO of TransGlobe Energy commented:
“We are very excited to have Geoff join the TransGlobe leadership team. Geoff’s depth of international experience, strong operational management skills combined with knowledge of the London markets and transaction experience make him the ideal candidate to round out the Company’s executive team in London.”
As part of the executive management transition plan, Lloyd Herrick (current Vice President and COO) will move to the role of Executive Vice President, with a focus on the Company’s growth initiatives and transition of the COO responsibilities to Geoff in his new role. It is expected that Geoff will join prior to the end of March upon completion of his current commitments.
MANAGEMENT APPOINTMENTS
Based in the Calgary corporate office, Hans Westbroek was promoted to Director of Technical Services, Rob Reynolds was promoted to Director of Business Development and Ron Hornseth was promoted to General Manager – Canada.

DEPARTURE
The Company also announces that Brett Norris (former VP Exploration & Technical Services) has left the Company to pursue other interests. The Company thanks Mr. Norris for his twelve plus years of dedicated service to TransGlobe and wishes him good fortune in his future pursuits.
About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas development and exploration company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Investor Relations	Via FTI Consulting
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com

TransGlobe Energy	www.trans-globe.com

Randy Neely, President & Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44 (0) 207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+ 44 (0) 203 727 1000
Ben Brewerton
Genevieve Ryan	transglobeenergy@fticonsulting.com